82-2783

Formation

RECEIVED
2006 OCT -2 A 10:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Sunshine Precious Metals Refinery Approved as Dubai Good Delivery

Vancouver, B.C., September 25, 2006 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to announce that its 100% owned Sunshine Precious Metals Refinery (Sunshine) in Kellogg, Idaho was accepted for membership in the Dubai Multi Commodities Centre (DMCC) on September 18, 2006. This means that silver produced by the refinery is now accepted for good delivery on both the DMCC and the Dubai Gold and Commodities Exchange (DGCX).

The DMCC was created by the Dubai government to establish a commodity market place in Dubai. Rated 'A' by Standard & Poor's, it provides industry-specific market infrastructure and a full range of facilities for the gold & precious metals, diamonds & coloured stones, energy and other commodities industries.

The DGCX, the world's newest online commodities derivatives exchange, commenced trading on 22nd November 2005. It is the first international commodities derivatives market in the Middle East region and, therefore, the first in the critical time zone between the markets of Europe and the Far East. The DGCX is a joint venture between the Dubai Multi Commodities Centre (DMCC) – Government of Dubai, Financial Technologies (India) Limited and Multi Commodity Exchange of India Limited (MCX).

PROCESS
OCT 04 2
THOMSO
FINANCIA

Sunshine regards this as an important step forward. The company expects that its first acceptance on an international precious metals exchange will be followed in due course by memberships in other major exchanges. Because the LME and COMEX require their members to have been in production for at least three and five years respectively we will need to wait before making application to those exchanges.

Since starting production in 2004, Sunshine has become firmly established as a refiner and has shipped approximately 135 tons of bullion grade 99.95 or better silver, all of which has met or exceeded required specifications.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
Chairman and C.E.O.

06017200

SUPPL

dlw 10/2

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

SUPPL

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

RECEIVED

Virgin River Uranium Project Update

Vancouver, B.C., September 19, 2006 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to provide an update as reported to the Company by project operator, Cameco Corporation, from the summer 2006 follow-up diamond drilling program at the Centennial Zone of the Virgin River Uranium Project, located within the south-central portion of the Athabasca Basin in northern Saskatchewan. The project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited and UEM, jointly owned by Cameco Corporation and by Areva subsidiary Cogema Resources Inc. Coronation Mines Limited owns 2% of the project with the first right to acquire up to 10% of the project and is carried on the project through to $10 million worth of exploration and development. Approximately $1.94 million was spent on the 2005 program with approximately $6.44 million having been spent on the project to date. This year's budget for the project is $2 million.

The summer 2006 exploration program, currently in progress, is focused on follow-up diamond drilling designed to further explore the area of significant mineralization in drill holes DDH VR-18, VR-18W2, VR-19, VR-21, and VR-21W1 as previously reported in the Company's January 6, 2006 news release (Table 1). These intersections are known as the "Centennial Zone", named in honour of the Province of Saskatchewan's 100th anniversary, and are believed to exhibit excellent uranium exploration potential. Higher-grade mineralization within the Centennial Zone occurs in close proximity to the Athabasca Group-Virgin River Domain unconformity, with the most significant previous intersection assaying 5.83% U_3O_8 over 6.4 m from 789.1 to 795.5 m with 13.86% U_3O_8 over 2.5 m from 792.0 to 794.5 m.

According to Cameco, the uranium intersections obtained in the Centennial Zone are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration. The Centennial Zone also displays a minimum across strike width of 12 m on L8+00N and 15 m on L8+50N. The zone contains significant uranium contents (up to 8.39% U_3O_8) over appreciable widths (up to 6.4 m) yielding grade-thickness products (GT) of up to 37.02. A maximum grade of up to 25.6% U_3O_8 over 0.5 m was obtained as portion of the intersection in DDH VR-18W2; thereby clearly demonstrating potential for high grade uranium mineralization.

The summer 2006 drill program commenced in June and was preceded by a limited line cutting and grid preparation program and a Moving Loop TEM ground geophysical survey to help further delineate drill targets and assist in geological modeling. Interpretation of a previous airborne gravity and radiometric survey dataset is ongoing.

Drilling to date on the summer 2006 program has totalled 2,961.7 m metres consisting of the completion of two wedge holes, DDH VR-20W1, DDH VR-022W2 and three pilot holes, DDH VR-022, DDH VR-023 and DDH VR-024. One wedge hole DDH VR-022W1 was lost before reaching the target zone. Geochemical results are pending on all five holes.

The following summarizes the summer 2006 drilling to date. DDH VR-020W1, a wedge hole completed from DDH VR-020, was designed to test the eastern 'across-strike' extent of elevated radioactivity and weak mineralization intersected immediately above the unconformity in DDH VR-020. DDH VR-020W1 intersected favourable alteration and structure in both the Athabasca Group and Virgin River Domain but no significant radioactivity.

DDH's VR-022, VR-023 and VR-024, 'pilot' holes collared on L10+00N, L11+00N and 12+00N, respectively, at 185+00E, were designed to test the geophysical conductor system along strike at 100 m interval the grid north of previously known mineralization. All three drill holes intersected significant radioactivity.

DDH VR-022W2, designed to test across strike continuity of radioactivity encountered in DDH VR-022 also intersected zones of significant radioactivity.

All uranium assays will be carried out by the Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan. Mr. Dan Jiricka, P.Geo., P.Eng, Senior Geologist for Cameco Corporation is the Qualified Person working directly on the project. Selected radioactive samples will be shipped for assay in a single shipment upon completion of the program. Results from the program are expected to be available sometime in the fall.

The summer 2006 diamond drilling program is anticipated to continue into October of 2006. Up to two additional drill holes are planned to continue testing the "across-strike" extent of mineralization along the Centennial Zone. A location map of the project and drill hole location plan map is available on the Company's website at www.formcap.com. Formation Capital Corporation is pleased with the progress of this program and looks forward to announcing drill assay results.

Table 1: Centennial Zone Significant Uranium Intersection Summary (previously announced)

	Grade Calculation Method	From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m*%)
DDH VR-18	Equivalent U_3O_8 Gamma - HF Probe	789.1	795.7	6.6	22.22	4.71	31.09
2004	Geochemical - assay U_3O_8 (ICP)	789.1	795.5	6.4	17.80	5.58	35.71
	Geochemical - assay U_3O_8 (DNC)	789.1	795.5	6.4	18.20	5.99	38.33
	Average Geochemical Assay (U3O8)	**789.1**	**795.5**	**6.4**	**18.00**	**5.79**	**37.02**
DDH VR-18W2	Equivalent U_3O_8 Gamma - HF Probe	791.7	795.4	3.7	28.99	9.35	34.59
2005	Geochemical - assay U_3O_8 (ICP)	791.5	795.4	3.9	24.80	8.15	31.80
	Geochemical - assay U_3O_8 (DNC)	791.5	795.4	3.9	26.40	8.64	33.70
	Average Geochemical Assay (U3O8)	**791.5**	**795.4**	**3.9**	**25.60**	**8.39**	**32.75**
		(m)	(m)	(m)	(%U3O8)	(%U3O8)	(m*%)
DDH VR-19	Equivalent U_3O_8 Gamma - HF Probe	791.9	795.6	3.7	8.40	3.15	11.66
2005	Geochemical - assay U_3O_8 (ICP)	791.9	795.6	3.7	10.40	3.55	13.13
	Geochemical - assay U_3O_8 (DNC)	791.9	795.6	3.7	10.90	3.72	13.75
	Average Geochemical Assay (U3O8)	**791.9**	**795.6**	**3.7**	**10.65**	**3.64**	**13.44**
DDH VR-21	Equivalent U_3O_8 Gamma - HF Probe	797.5	802.2	4.7	2.59	0.92	4.32
2005	Geochemical - assay U_3O_8 (ICP)	797.8	802.4	4.6	1.96	0.73	3.38
	Geochemical - assay U_3O_8 (DNC)	797.8	802.4	4.6	1.98	0.76	3.49
	Average Geochemical Assay (U3O8)	**797.8**	**802.4**	**4.6**	**1.97**	**0.74**	**3.44**
DDH VR-21W1	Equivalent U_3O_8 Gamma - HF Probe	798.6	804.6	6.0	16.37	2.33	13.98
2005	Geochemical - assay U_3O_8 (ICP)	798.6	804.4	5.8	21.60	2.85	16.54
	Geochemical - assay U_3O_8 (DNC)	798.6	804.4	5.8	23.30	3.01	17.45
	Average Geochemical Assay (U3O8)	**798.6**	**804.4**	**5.8**	**22.45**	**2.93**	**17.00**

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. Formation Capital Corporation trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com